Filed Pursuant To Rule 433

Registration No. 333-286293

March 3, 2025

Subject Line: GDLC: one crypto fund, all the assets in the U.S. Crypto Strategic Reserve

A message from

Grayscale Digital Large Cap Fund (ticker: GDLC) is the only publicly-traded investment fund in the U.S. currently offering exposure to the exact five crypto assets named in the recently announced U.S. Crypto Strategic Reserve.

GDLC is designed to simplify exposure to the crypto market in a single, convenient fund and has been publicly-trading since 2019. It has most recently been priced at a discount of over 10%* compared to the fair value of its holdings: Bitcoin, Ethereum, XRP, Solana and Cardano (the discount discussed is as of the date of email distribution and subject to change). Past performance is not a guarantee of future returns.*

Why GDLC

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Diversified exposure: A basket of the largest cryptocurrencies by market cap, automatically rebalanced quarterly.
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Passive allocation: A market cap-weighted, rules-based approach tracking the CoinDesk Large Cap Select Index.
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One ticker: Exposure to the exact five crypto assets in the U.S. Crypto Strategic Reserve in a single ticker: GDLC.
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SEC-reporting: Unlike many other crypto funds in the market, GDLC is a U.S. Securities and Exchange Commission (SEC) reporting company, which means it files quarterly and annual reports as well as audited financial statements with the SEC.
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Familiar access: Available in brokerage and investment accounts, including certain tax-advantaged ones. This means investors can gain exposure without the challenges of buying and storing the different crypto tokens directly.

GDLC Holdings

Holdings are subject to change without notice. As of 2/28/2025

If you’re interested in achieving broad exposure to crypto in your portfolio, consider Grayscale Digital Large Cap Fund (ticker: GDLC) as the convenient way to do so — find it in your brokerage account of choice today.

Learn More

Grayscale is a leading crypto asset manager. We have over a decade of operational experience managing crypto funds and pioneered the model of offering exposure to cryptocurrencies in familiar investment products. We’re proud of our crypto expertise and work closely with individual and institutional investors as they explore this asset class as part of their portfolio allocation.

For more information about GDLC, Grayscale, or any of our products, don’t hesitate to reach out to us at info@grayscale.com or call 866-775-0313 to speak with one of our portfolio consultants.

Important Disclosures

Grayscale Digital Large Cap Fund LLC ("GDLC" or “Product”) may file a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by emailing info@grayscale.com or by contacting Grayscale Securities, 290 Harbor Drive, Stamford, CT 06902.

GDLC is speculative, and entails a high level of risk. GDLC is not suitable for any investor that cannot afford loss of the entire investment.

Digital Large Cap Fund’s investment objective is for its Shares to reflect the value of Fund Components held by the Digital Large Cap Fund, less its expenses and other liabilities. To date, the Digital Large Cap Fund has not met its investment objective and the Shares quoted on OTCQX have not reflected the value of Fund Components held by the Digital Large Cap Fund, less the Digital Large Cap Fund's expenses and other liabilities, but instead have traded at both premiums and discounts to such value, with variations that have at times been substantial.

This is not an offer to sell or the solicitation of an offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal, nor shall there be any sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. Grayscale Products are not suitable for any investor that cannot afford a loss of the entire investment. The shares of each Product are intended to reflect the price of the digital asset(s) held by such Product (based on digital asset(s) per share), less such Product’s expenses and other liabilities. Because each Product does not currently operate a redemption program, there can be no assurance that the value of such Product’s shares will approximate the value of the assets held by such Product, less such Product’s expenses and other liabilities, and the shares of such Product.

Digital Asset Risk Disclosures

Smart contracts are a new technology, and ongoing development may magnify initial problems, cause volatility on the networks that use smart contracts and reduce interest in them, which could have an adverse impact on the value of Digital Assets that deploy smart contracts.

Extreme volatility of trading prices that many digital assets have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of the Product and the shares of each Product could lose all or substantially all of their value.

Digital assets represent a new and rapidly evolving industry. The value of the Product shares depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset. Digital asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset.

Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets.

The value of the Product shares relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors.

A substantial direct investment in digital assets may require expensive and sometimes complicated arrangements in connection with the acquisition, security and safekeeping of the digital asset and may involve the payment of substantial acquisition fees from third party facilitators through cash payments of U.S. dollars. Because the value of the Shares is correlated with the value of digital asset(s) held by the Product, it is important to understand the investment attributes of, and the market for, the underlying digital asset. Please consult with your financial professional.

The Products rely on third party service providers to perform certain functions essential to the affairs of the Product and the replacement of such service providers could pose a challenge to the safekeeping of the digital asset and to the operations of the Products.

Except as noted below, Grayscale does not store, hold, or maintain custody or control of any Product’s digital assets, but instead has entered into a Custodian Agreement on behalf of each Product with a third-party custodian to facilitate the security of each Product’s digital assets. The custodian controls and secures each Product’s digital asset account, a segregated custody account to store private keys, which allow for the transfer of ownership or control of the digital asset, on each Product’s behalf. If the custodian resigns or is removed by Grayscale or otherwise, without replacement, it could trigger early termination of such Product. Grayscale currently serves as a key maintainer for any Product’s TAO holdings.

The Products are distributed by Grayscale Securities, LLC (Member FINRA/SIPC). SIPC coverage does not apply to the crypto asset products or services mentioned.

COINDESK® and each Product’s applicable reference rate (each, “Index” and collectively, the “Indexes”) are trade or service marks of CoinDesk Indices, Inc. (with its affiliates, including CC Data Limited, “CDI”), and/or its licensors. CDI or CDI's licensors own all proprietary rights in the Index. CDI is not affiliated with Grayscale and does not approve, endorse, review, or recommend the Product. CDI does not guarantee the timeliness, accurateness, or completeness of any data or information relating to the Index and shall not be liable in any way to Grayscale, the Product, investors in or holders of the Product or other third parties in respect of the use or accuracy of the Index or any data included therein.

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This communication is not directed at any person located outside the United States. Neither the Trust nor Grayscale is making an offer to sell shares or soliciting any offer to buy shares to any person located in any jurisdiction other than the United States.

This communication is the sole responsibility of the sponsor. Neither Coindesk, Inc nor any of its affiliates (“Coindesk”) are responsible for the content of this communication. Coindesk does not intend to make any offer or solicitation to any person with respect to any products and/or services referred to in this communication.

Grayscale Digital Large Cap Fund LLC ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by emailing info@grayscale.com or by contacting Grayscale Securities, 290 Harbor Drive, Stamford, CT 06902.